FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey delivers strong results

London, 25 October 2007

This statement provides a summary of the business and financial trends for the nine months to 30 September 2007. Unless otherwise stated, the trading results of Abbey are compared to equivalent results for the same period in 2006 excluding the results of the sold life companies, which have been accounted for as discontinued operations.

The results of Santander for the nine months to 30 September 2007 are also released today and can be found on www.santander.com. Abbey’s year to date performance, on a Group basis, is included within Santander’s financial statements.

Highlights

Year to date highlights include:

•	statutory profit before tax well ahead of the same period in 2006;
•

trading profit before tax[1] up substantially and on track for double digit operating jaws[1] for the third consecutive year, and on track to deliver the cost saving and revenue growth targets as announced at the time of Santander’s acquisition[3];

•

trading income growth was ahead of the 5% growth reported in 2006. This performance was driven by a strong uplift in net interest income resulting from solid growth in retail lending and robust retail spreads. Non interest income was broadly in line with the same period in 2006;

•

continued focus on balancing growth with a prudent approach to risk and margin management. Mortgage balances were up 9% compared to the same point last year, consistent with the rate of growth reported over the last 18 months. Lower unsecured lending reflecting reduced lending through the Internet channel with continued focus towards existing customers. Abbey branded deposits grew by 4% boosted by growth in current account balances and branch acquisition accounts, up 8% and 11% respectively. Investment new business API is up over 40%;

•	resilient retail balance sheet performance reflecting Abbey’s strong retail funding mix (c. 60% deposit based, less than 10% short term funding);
•	trading expenses over 3% lower;
•	trading provisions stabilising through 2007 with third quarter provisions in line with the first half run rate; and
•	trading cost: income ratio of 50.0% (30 September 2006: 54.6%, 2005 FY: 61.3%) moving closer to our retail peer group.

Comment

“In the third quarter we have made further progress toward our ambition of becoming a full service commercial bank. At the same time, we remain on track to deliver double-digit operating jaws in 2007 growing revenues by more than 6%, ahead of our UK peer group and despite challenging market conditions. In addition, we have further reduced our cost:income ratio to 50.0% compared to 54.6% at the same point last year.

During the quarter there has also been good progress in the roll-out of Partenon, Santander's core banking platform and we recently launched our new credit card, with a market-leading cashback offer. These initiatives demonstrate our ongoing commitment to giving our customers good value products and improving the quality of our service.

Through a highly-effective corporate marketing campaign, awareness of Santander in the UK has increased substantially during the year and Abbey has benefited through linking product campaigns to the highly successful Formula 1 and Santander British Grand Prix sponsorship programme."

António Horta-Osório, Chief Executive

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Abbey statutory profit before tax for continuing operations was well ahead of the same period in 2006.

Trading income:

Net interest income continued to grow strongly in the third quarter and was well ahead of the same nine month period in 2006. Retail Banking net interest income grew strongly reflecting solid asset growth of 8% and Abbey’s balanced approach to margin management. Asset spreads were slightly down compared with the same point last year, with competitive pressure impacting the mortgage spread, albeit with some recent signs of mortgage new business margins improving in light of current funding market conditions. Liability margins have improved benefiting from strong margin management and base rate increases over the last 12 months.

Non-interest income was broadly in line with the same period last year with strong growth in investment and protection related income offset by lower current account charges. In the third quarter, Retail Banking benefited from the contribution of the new credit card business, while Business Banking continued to trend well ahead of last year. Wealth Management non-interest income was slightly ahead of the previous year due largely to an increase in the size of the WRAP book in James Hay. Performance in Global Banking and Markets was broadly in line with the same period last year.

Expenses:

Santander’s cost saving target of £300m, announced at the time of its acquisition of Abbey in 2004, was achieved during the first half of 2007, ahead of the full implementation of Partenon. Trading expenses continue to fall and were over 3% lower than the same period in 2006, with the majority of the savings continuing to be driven by headcount reductions predominantly in 2006.

Provisions:

Retail Banking provisions have remained flat over each quarter in 2007, mainly through a strong performance in mortgages as a direct result of the quality of the asset.

On mortgages, there has been a modest increase in stock of properties in possession to 498 (Q3 2006: 460) albeit from exceptionally low levels by historical standards, and broadly in line with the Council of Mortgage Lenders (CML) averages. In terms of 3 month plus arrears, there has been a slight increase to 7,365 (Q3 2006: 7,323), and performance remains better than the industry. However, the expectation is that the recent rate rises will increase the levels of arrears in the coming months, albeit from the low base. Credit quality remains very strong, with the average loan to value (LTV) on new business and stock remaining low at 63% (Q3 2006: 61%) and 44% (Q3 2006: 45%) respectively.

Reorganisation expenses and other charges:

Restructuring costs were broadly in line with the same period in 2006

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows

	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	YTD	YTD	YTD
	2006	2006	2007	2007	2007	2006	2007	‘07/’06

Gross mortgage lending (£ bn)	8.2	8.4	7.5	9.3	10.2	24.2	27.1	12%
Capital repayments (£ bn)	6.4	6.7	6.2	7.1	6.8	18.1	20.1	11%
Net mortgage lending (£ bn)	1.8	1.8	1.4	2.2	3.4	6.1	7.0	15%
Stock (£ bn)	99.9	101.7	103.1	105.3	108.7	99.9	108.7	9%

Market share – gross lending	8.9%	9.1%	9.0%	10.0%	10.3%	9.6%	9.8%	0.2%
Market share – capital repayments	10.2%	10.6%	10.6%	10.8%	10.0%	10.5%	10.5%	0.0%
Market share – net lending	6.0%	6.0%	5.3%	7.9%	10.9%	7.5%	8.2%	0.7%
Market share – stock	9.5%	9.4%	9.4%	9.3%	9.3%	9.5%	9.3%	(0.2)%
`
Retail net deposit flows (£ bn)[4]	0.1	0.1	0.8	1.1	0.7	1.0	2.6	167%
Investment sales – API (£ bn) (excl. intermediary sales)	0.3	0.3	0.4	0.5	0.4	0.9	1.3	45%

Savings and investments net flows	0.2	0.2	0.9	1.3	0.6	1.2	2.8	139%
Bank account openings (000s)	127	114	108	109	111	340	328	(3)%
Abbey branded adult bank account openings (000s)	64	58	60	65	66	179	191	6%
Abbey branded average current account liability (£ bn)	4.8	4.9	4.9	5.1	5.2	4.8	5.2	8%
Total gross UPL lending (£ bn)	0.6	0.4	0.3	0.3	0.3	1.9	0.9	(55)%

Main highlights for the nine months to 30 September 2007 (compared to the same period in 2006 unless otherwise stated) include:

•

gross mortgage lending of £27.1 billion, 12% higher, with an estimated market share of 9.8%. Gross lending was supported by a strong affordability proposition and the successful “no fees” campaign launched earlier in the year. Performance in the intermediary channel continued to trend ahead of the same period in 2006;

•

capital repayments of £20.1 billion were ahead of last year, albeit with a lower estimated market share in the third quarter. This trend was largely driven by lower levels of incentive maturities and improved retention performance. Current levels of retention of maturing mortgage customers contacting Abbey are now at their highest since-mid 2006;

•

net mortgage lending of £7.0 billion, higher than the same period last year and equivalent to an estimated market share of over 8%. Our net lending share in the quarter was ahead of our rolling 12-month target range of 6% to 7%, benefiting from the changing competitive environment in the mortgage market combined with tactical campaigns and significantly improved retention performance. Our focus remains on maintaining a balance between the profitability of new mortgage business and our market share aspirations, and we expect to be in the upper end of our target range for full year 2007;

•

net customer deposit flows of £2.6 billion significantly higher than the same period in 2006 due to a stronger product range which includes a number of savings accounts linked to investment products. In the third quarter this range of linked accounts was further strengthened by the launch of a new “50% growth plan” and the “Super” products;

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

•	investment sales up c. 45% driven by a focus on retention and improved processes together with continuing momentum from the tax free campaign and launch of the Super Bond;
•

Abbey continued to attract adult and switcher customers with adult account openings increasing over 6% on a year to date basis. This performance was supported by the new Formula 1 campaign, which was launched at the end of June. In total, bank account openings of 328,000 were slightly lower than the same period last year; and

•

total gross UPL lending decreased by c. 55% reflecting reduced unsecured personal lending through the Internet channel. We continue to focus new lending mix towards existing customers and have managed to increase the percentage of lending through the branch channel from 21% in 2006 to 32% in 2007 on a year to date basis.

_________________________

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business. It is calculated by adding back reorganisation expenses and other charges from profit before tax.

2 “operating jaws” represent the difference between revenue and cost growth relative to same period last year.

3 At the time of acquisition Santander announced that Abbey would deliver £150 million of revenue synergies and £300m of cost synergies by 2007.

4 Retail deposit net flows exclude certain liability flows that relate to corporate banking balances. If these items had been included, total net deposits flows would have been; Q1 2006: £1.3bn, Q2 2006: £0bn, Q3 2006 -£0.4bn; Q4 2006: £0bn; Q1 2007: £0.8bn; Q2 2007: £1.0bn; Q3 2007 £0.8bn

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Media Relations)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 25th October 2007	By / s / Jessica Petrie (Authorised Signatory)